FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated June 2, 2009

Registration Statement No. 333-146728

Dated June 3, 2009

DG FastChannel, Inc.

2,500,000 Shares of Common Stock

Final Term Sheet

Issuer:	DG FastChannel, Inc. (the “Company”)

Symbol:	DGIT (NasdaqGM)

Security:	Common stock, par value $0.001 per share

Size:	2,500,000 shares of common stock

Over-allotment option:	375,000 additional shares of common stock

Public offering price:	$19.50 per share

Underwriting discounts and commissions:	$0.975 per share

Net proceeds (excluding the over-allotment):	$45,775,000 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)

Trade date:	June 3, 2009

Settlement date:	June 8, 2009

Underwriters and Joint-Bookrunners:	Oppenheimer & Co. Inc. Roth Capital Partners, LLC

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our consolidated capitalization as of March 31, 2009:

•      on an actual basis; and

•      on an adjusted basis, to give effect to the use of the estimated net proceeds of this offering as if it had occurred on March 31, 2009.

You should read this table in conjunction with our consolidated financial statements and the related notes, which are incorporated by reference into the preliminary prospectus supplement dated June 2, 2009, relating to this offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus, and the discussion under “Use of Proceeds” included elsewhere in the Preliminary Prospectus Supplement.

	As of March 31, 2009
	Actual	As Adjusted
	(unaudited)
	(In thousands)
Cash, cash equivalents and short-term investments	$10,793	$13,681

Debt (including current maturities):
Capital lease obligations	—	—
Long-term debt under credit facility (including current portion)	164,762	121,875
Other notes payable	—	—
Total debt	164,762	121,875
Stockholders’ equity:
Common stock, par value $0.001 per share; 200,000 shares authorized; 20,889 outstanding shares, actual; and 23,389 outstanding shares, as adjusted	21	23
Additional capital	438,818	484,591
Accumulated deficit	(164,273)	(164,273)
Accumulated other comprehensive loss	(1,744)	(1,744)
Treasury stock, 56 shares	(853)	(853)
Total stockholders’ equity	271,969	317,744
Total capitalization	$436,731	$439,619

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering. The net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock outstanding at that date.

Our net tangible book value as of March 31, 2009 was $(87.0) million, or $(4.16) per share. After giving effect to the receipt of approximately $45.8 million of estimated net proceeds from our sale of 2.5 million shares of common stock in this offering, our as adjusted net tangible book value as of March 31, 2009 would have been approximately $(41.2) million, or $(1.76) per share. This represents an immediate increase in net tangible book value of $2.40 per share to existing stockholders and an immediate dilution of $21.26 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates the estimated per share dilution to new investors:

Offering price per share	$19.50
Net tangible book value before the offering	(4.16)
Increase per share attributable to investors in the offering	2.40
As adjusted net tangible book value after the offering	(1.76)
Dilution per share to new investors	$21.26

If the underwriters exercise their over-allotment option in full, the as adjusted net tangible book value would increase to approximately $(1.45) per share, representing an increase to existing stockholders of approximately $2.71 per share, and there would be an immediate dilution of approximately $20.95 per share to new investors.

The following table summarizes, as of March 31, 2009:

•      the total number of shares of common stock purchased from us;

•      the net consideration paid to us; and

•      the average net price per share paid by our stockholders prior to this offering and by those purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
	(in thousands, except per share amounts)
Pre-offering stockholders	20,889	89%	$438,839	90%	$21.01
Investors in the offering	2,500	11%	45,775	10%	$18.31
Total	23,389	100%	$484,614	100%	$20.72

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 300 Madison Avenue, 5th Floor, New York, NY, 10017, by telephone at (212) 667-8563, by fax at (212) 667-6141 or via email at EquityProspectus@opco.com, or from Roth Capital Partners, LLC, Attention: Equity Capital Markets, 24 Corporate Plaza Drive, Newport Beach, CA, 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227.